

06050675

UNITED STATES
...D EXCHANGE COMMISSION
..ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
PROCESSING
NOV 2 8 2006
WASH 210 SEC

SEC FILE NUMBER
8-   39523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/1/2005___ AND ENDING___9/30/2006___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company, Inc.
d.b.a. Christopher Weil & Company, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
_____
(No. and Street)

San Diego   CA   92130
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Gordon   858-704-1444
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roschke & Wall, Business Advisors and CPAs, Inc.
_____
(Name – *if individual, state last, first, middle name*)

23622 Calabasas Road, Suite 107   Calabasas   CA   91302
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

I, __John V. Wells__ _____ , swear (or affirm) that, to the best of knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __he Weil Company, Inc. dba Christopher Weil & Company, Inc.__ , as __September 30__ , 20 06 , are true and correct. I further swear (or affirm) that er the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account ified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President/Chief Executive Officer
Title

Notary Public

eport ** contains (check all applicable boxes):
1) Facing Page.
b) Statement of Financial Condition.
c) Statement of Income (Loss).
d) Statement of Changes in Financial Condition.
e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
g) Computation of Net Capital.
h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
l) An Oath or Affirmation.
m) A copy of the SIPC Supplemental Report.
n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT

For the year ended
September 30, 2006

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT
For the year ended September 30, 2006

TABLE OF CONTENTS


Roschke &Wall
Business Advisors and CPAs, Inc.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation), as of September 30, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company d.b.a. Christopher Weil & Company, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 17, 2006

23622 CALABASAS ROAD, SUITE 107 • CALABASAS, CA 91302 • 818.222.0707 • FAX 818.222.0727 • WWW.CALABASASCPA.COM

PROFESSIONALISM • RESPONSIVENESS • QUALITY • SAVINGS

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2006

ASSETS

Cash and equivalents (Note 1)	$	202,126
Restricted cash (Note 1)		108,051
Commissions receivable		3,038
Securities owned:		
Marketable, at market value (Notes 1 and 3)		9,072
Property and equipment, at cost, net		
of accumulated depreciation (Note 2)		54,485
Deposits		8,706
Receivable from clearing organization		9,975
Prepaid and other current assets		49,307
	$	444,760

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	12,139
Payroll and payroll taxes payable		500
Income taxes payable		19,691
Deferred income taxes (Note 7)		11,500
		43,830
Commitments and contingent liabilities (Note 5)		
Subordinated borrowings (Note 4)		108,051
Stockholder's Equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 shares issued and outstanding		16,000
Retained earnings		276,879
Total Stockholder's Equity		292,879
	$	444,760

The accompanying notes are an integral
part of these financial statements

-4-

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF OPERATIONS
For the year ended September 30, 2006

REVENUES

Commissions, portfolio management and administrative fees	$	2,128,457
Interest income		83,469
Unrealized loss on securities owned		(3,333)
Realized gain on securities owned (Notes 1 and 3)		88,347
		2,296,940

EXPENSES

Operating expenses	2,277,180

INCOME BEFORE TAXES ON INCOME   19,760

Provision for taxes on income (Notes 1 and 7)

Current	20,491
Deferred	(13,700)
	6,791

NET INCOME $ 12,969

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2006

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, October 1, 2005	16,000	$ 16,000	$ 263,910	$ 279,910
Net income, year ended September 30, 2006			12,969	12,969
BALANCE, SEPTEMBER 30, 2006	16,000	$ 16,000	$ 276,879	$ 292,879

The accompanying notes are an integral
part of these financial statements

-6-

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the year ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	12,969
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation and amortization		9,945
Deferred income taxes		(13,700)
(Increase) decrease in operating assets:		
Commissions receivable		6,496
Net receivable from clearing organization		9,664
Prepayments and other current assets		(23,774)
Securities owned, net		155,703
Deposits		(1,383)
Increase (decrease) in operating liabilities:		
Accounts payable		(3,983)
Payroll and payroll taxes payable		(405,587)
Income taxes payable		19,691
Due to officer		4,408
Net cash to operating activities		(229,551)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property and equipment purchased		(30,015)
Net cash to investing activities		(30,015)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in collateral on subordinated note		(4,408)
Net cash to financing activities		(4,408)
Net decrease in cash and equivalents		(263,974)
Cash and equivalents, October 1, 2005		466,100
CASH AND EQUIVALENTS, SEPTEMBER 30, 2006	$	202,126

**The accompanying notes are an integral
part of these financial statements**

-7-

The Weil Company d.b.a. Christopher Weil & Company, Inc. (a California Corporation) (the "Company") was formed on March 4, 1988 and was acquired by the current owners on January 17, 1990. The Company is a fully disclosed general securities broker-dealer, and provides investment advisory services.

The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on May 5, 1988. The Company is a member of the National Association of Securities Dealers, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation:

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Office equipment	7 years
Computer equipment	5 years

Repairs, maintenance and minor replacements are charged to expense as incurred.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash:

Restricted cash collateralizes the Company's subordinated note payable to the shareholder, and serves as the required balance at the Company's clearing firm.

Deferred taxes on income:

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of timing differences are the use of the straight line method of depreciation for financial reporting purposes and the declining balance method for tax reporting purposes, and the reporting of securities owned at their fair market value for financial reporting purposes and at their historical cost basis for tax reporting purposes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs:

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. Advertising expense for the year ended September 30, 2006 was $1,074.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk:

The Company maintains a cash balance at the bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company also maintains accounts with two stock brokerage firms. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

The Company is a general securities broker-dealer that also provides investment advisory services for clients most of whom are located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of commissions receivable. At September 30, 2006, the aggregate carrying value of commissions receivable from customers in the United States was $3,038, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

Concentration in Revenue:

For the year ended September 30, 2006, approximately 76% of the Company's revenue is derived from their fees on the clients' managed account portfolios.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition:

The Company's revenues are principally derived from an agreed upon percentage of each client's managed account portfolio. Revenues are recognized as they are earned.

Securities Owned:

Securities owned consist of restricted equity securities and are stated at market value. Market value is determined by Bear Stearns Securities Corporation's best estimate. Changes in value are included in profit or loss on the Statement of Operations. The value decreased from $12,405 to $9,072 for an unrealized loss on securities of $3,333 during the year ended September 30, 2006.

Derivative Instruments:

The Company accounts for freestanding and embedded derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded on the balance sheet at fair value. Additionally, the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as part of a hedging relationship and, if so, the nature of the hedging activity. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings.

NOTE 2: PROPERTY AND EQUIPMENT

As of September 30, 2006 property and equipment consisted of the following:

Office equipment	$ 28,117
Computer equipment	48,138
	76,255
Less: accumulated depreciation	(21,770)
	$ 54,485

NOTE 3: SECURITIES OWNED

Investments in securities are summarized as follows at September 30, 2006:

	Gross Unrealized Gain	Fair Value
Restricted equity securities	$ 972	$ 9,072

A change in net unrealized loss on securities owned of $3,333 was recorded on the Statement of Operations for the year ended September 30, 2006.

NOTE 4: SUBORDINATED BORROWINGS

Note, subordinated, related party, secured by cash, payable in full February 28, 2007, interest payable quarterly at 7% per annum.

Balance at September 30, 2006	$ 75,000
Additional amount due to officer for excess collateral and earnings on collateral	33,051
	$ 108,051

Total interest expense for the year ended September 30, 2006 amounted to $5,327.

NOTE 5: COMMITMENTS AND CONTINGENCIES

(a) The Company is required by the Securities and Exchange Commission and National Association of Securities Dealers to maintain a minimum net capital balance of $50,000. At September 30, 2006, the Company's net capital balance was $238,771.

(b) Pursuant to the Securities and Exchange Commission Rule 15c3-1(a) (2) the Company shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. At September 30, 2006, the percentage was 18.36%.

NOTE 5:   COMMITMENTS AND CONTINGENCIES (Continued)

(c) The Company's clearing account for purchases and sales of securities is held at Bear Stearns. Bear Stearns requires the "deposit account" to have cash, securities, or a combination of both to have a market value of $100,000 or more at all times. At September 30, 2006, the balance in this account was $108,051.

(d) The Company leases its office space under a noncancelable operating lease expiring in June 2009. Future minimum lease payments under this operating lease are as follows:

2007	$ 68,854
2008	70,956
2009	54,400
Total minimum lease payments	$ 194,210

Total rent expense paid during the year ended September 30, 2006 amounted to $66,751.

NOTE 6:   RELATED PARTIES

The Company leased the use of a customer list from The Weil Family Trust under an operating lease that expired in November, 2005. Several family members of The Weil Family Trust have provided service to the Company and have been paid accordingly. The Company has, on occasion and at its discretion, provided administrative services to two other companies under common control.

For the year ended September 30, 2006, transactions with related parties were as follows:

Administrative fees received from related parties	$ -0-
Customer list leases and interest paid to The Weil Family Trust	$ 12,665
Commission and portfolio management fees received from related parties	$ 127,656

As of September 30, 2006, amounts due to/from related parties were as follows:

Note payable, subordinated, to The Weil Family Trust $ 108,051

NOTE 7: DEFERRED INCOME TAX

The deferred tax liability is comprised of the following at September 30, 2006:

Deferred tax liability:	
Unrealized gain on securities owned	$ 300
Depreciation differences	11,200
Net deferred tax liability	$ 11,500

NOTE 8: SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

As supplemental information to the statement of cash flows, the Company made the following cash payments:

Income taxes	$ -0-
Interest	$ 5,327

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF OPERATING EXPENSES
For the year ended September 30, 2006

Accounting and legal	$	26,133
Advertising		1,074
Auto expense		7,582
Charitable contributions		9,320
Clearing fees		127,437
Commission expense		16,727
Computer research time and expenses		66,084
Consulting		1,110
Depreciation		9,945
Dues and subscriptions		6,857
Education and training		7,022
Entertainment and promotion		5,028
Employee relations		9,806
Equipment leasing		7,415
Fees, dues and assessments		15,735
Insurance expense		32,972
Interest expense		5,327
Office expense		33,771
Officer's salary		172,510
Office salaries and commissions		1,518,713
Payroll taxes		73,145
Postage and delivery		13,739
Rent		66,751
Sundry		11,988
Telephone		18,519
Trading errors		842
Travel		1,593
Utilities		10,035
TOTAL OPERATING EXPENSES	$	2,277,180

See independent auditors' report


Roschke
&Wall
Business Advisors and CPAs, Inc.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation) as of and for the year ended September 30, 2006, and have issued our report thereon dated October 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 17, 2006

23622 Calabasas Road, Suite 107 • Calabasas, CA 91302 • 818.222.0707 • fax 818.222.0727 • www.CalabasasCPA.com

PROFESSIONALISM • RESPONSIVENESS • QUALITY • SAVINGS

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
September 30, 2006

The borrowings under subordination agreements at September 30, 2006 are listed below.

Liabilities pursuant to secured note collateral agreement, 7%, due February, 2007	$ 108,051
Less: haircuts required by SEC	(33,051)
Net balance	$ 75,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note due on February 28, 2007.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2006

Total stockholder's equity qualified for net capital	$	292,879
Add: Subordinated borrowings allowable in computation of net capital, net of haircuts		75,000
Total Capital and Allowable Subordinated borrowings		367,879
Less Non-Allowable Assets:		
Cash - brokerage account		473
Commissions and other receivables		3,038
Prepaid expenses		49,307
Property and equipment, net		54,485
Deposits		8,733
Securities owned		9,072
Total Non-Allowable Assets		125,108
Net Capital - Before other deductions		242,771
Other Deductions - Excess deductible on fidelity bond		(4,000)
NET CAPITAL - AFTER OTHER DEDUCTIONS	$	238,771

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
September 30, 2006

AGGREGATE INDEBTEDNESS
Total liabilities $ 151,881
Less: Indebtedness secured by
subordination agreement (108,051)

AGGREGATE INDEBTEDNESS $ 43,830

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required
(6 2/3% of aggregate indebtedness or $50,000
minimum requirement, whichever is greater) $ 50,000

COMPUTATION OF EXCESS NET CAPITAL
Net capital (see page 17) $ 238,771
Less: total net capital requirement (50,000)

EXCESS NET CAPITAL $ 188,771

PERCENT OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL 18.36%

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AND
REPORT DESCRIBING ANY MATERIAL INADEQUACIES

September 30, 2006

MINIMUM NET CAPITAL REQUIRED - $50,000

The Weil Company d.b.a. Christopher Weil & Company, Inc., as a fully disclosed broker-dealer, does not hold any customers' securities or customers' cash. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 k(2)(ii), of the Securities Exchange Act of 1934.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II A
September 30, 2006

	AUDITED REPORT	UNAUDITED REPORT	DIFFERENCE
Total ownership equity	$ 292,879	$ 290,718	$ 2,161
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital (net of haircuts)	75,000	75,000	-
Less: Non-allowable assets:			
Cash - brokerage account	(473)	(473)	-
Commissions receivable	(3,038)	(3,038)	-
Prepaid expenses	(48,139)	(38,835)	(9,304)
Property and equipment, net	(54,485)	(54,485)	-
Receivable from affiliates	(1,168)	(1,168)	-
Deposits	(8,733)	(8,706)	(27)
Securities owned	(9,072)	(9,072)	-
	242,771	249,941	(7,171)
Less: Excess deductible on fidelity bond	(4,000)	(4,000)	-
NET CAPITAL	$ 238,771	$ 245,941	$ (7,171)

The differences noted above are the result of audit adjustments.


Business Advisors
and CPAs, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of The Weil Company d.b.a. Christopher Weil & Company, Inc. (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the N.A.S.D., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roschke & Wall

October 17, 2006